UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Statement re Investment in New China Trust Co. Ltd -  dated August 27, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 27, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: August 27, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

27 August 2008

B
ARCLAYS
 PLC
Barclays

to invest

in New
China
 Trust

Barclays Bank PLC
(Barclays)
,
acting

through its investment banking business Barclays Capital
,

ha
s

today
received regulatory authority approval
to
m
ake a minority investment in New China Trust Co. Ltd (NCT)
.

This
investment
will bring together
 the strengths of
 Barclays Capital

in
financing,
risk management and product developments, and N
CT
's local trust market and
RMB
debt
 market
 expertise.
Barclays investment in
 NCT
will be approximately
 RMB
240
m
(US$
3
5
m
)
, resulting in Barclays owning 19.5% of NCT
.
T
he investment in NCT is expected to be co
mplet
ed
before the end
of
November
2008
.
 Barclays will
fund
this
investment
from existing cash resources.
NCT is one of the leading trust companies in the People's Republic of
China
.
NCT
 has particular expertise in providing capital raising solutions for infrastructure and other capital intensive
sectors and a
strong
track record
in
providing
structured
trust
products

for local financial institutions and corporates.
"
Our investment in NCT is further evidence of Barclays strong commitment to
China
.
The
opportunities
open to us through our investment in NCT
will enable us to broaden our client base
 in
China
 and increase the range of financing and risk management solutions we can provide Barclays Capital
 and
 NCT
 clients
,"
said Robert Morrice, Chairman
 and Chief Executive
, Barclays PLC, Asia Pacific
.

"We look forward to working closely with

NCT to
further
develop our respective businesses in
China
's

capital markets
.
Barclays
 Capital will
continue to increase
its presence
across
Asia
 as part of
our
ongoing
 strategy
 to be a leader in the
region's
domestic capital markets
.

Our
 investment in NCT
accelerates
this strategy
,
" he added
.
-Ends-

For further information please contact:

Barclays

Investor Relations

Media Relations

Mark Merson

                  Alistair Smith
+44 (0) 20 7116 5752

+44 (0) 20 7116 6132

John McIvor

Ebony Kenny
+44 (0) 20 7116 2929

+44 (0) 20 7116
6217

At Barclays Capital

Clare
 Williams
+852 2903 2298

Angie Tang
+852 2903 2305

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 147,000 people. Barclays moves, lends, invests and protects money for over 38 million customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com

About Barclays Capital
Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating. With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices around the world, employs over 16,300 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide.

For further information about Barclays Capital, please visit our website
www.barclayscapital.com
.

About N
CT
New China Trust Co. Ltd is one of the leading trust companies in the People's Republic of
China
. NCT has particular expertise in providing capital raising solutions for the property and infrastructure sectors and an excellent track record providing bond underwriting for local financial institutions and corporates. NCT was founded in
19
79

and has over 150 employees.

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition- a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.